Amendment to Investment Advisory Agreement

This is an Amendment to the Investment Advisory Agreement (the "Agreement") made and entered into between the INVESCO Global Health Sciences Fund, a Massachusetts business trust (the "Fund"), and INVESCO Funds Group, Inc., a Delaware corporation registered with the Securities and Exchange as an investment adviser (the "Adviser"), effective as of the 1st day of November, 1998.

WHEREAS, the Fund and the Adviser desire to specify that the advisory fee to be paid to the Adviser by the Fund under the Agreement will be computed based on the Fund's daily net assets; and

WHEREAS, the Fund and the Adviser desire to incorporate into the advisory fee rate set forth in the Agreement the new ninety basis point breakpoint approved by the Fund's Board of Trustees on February 3, 1998.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained in the Agreement, it is agreed that the provisions of Section 4 of the Agreement entitled "Compensation of the Adviser" are hereby amended to read as follows:

      COMPENSATION OF THE ADVISER. For the services to be rendered and the charges and expenses to be assumed by the Adviser hereunder, the Fund shall pay to the Adviser a monthly fee at the annual rate of 1.00% of the Fund's daily net assets up to $500 million, and 0.90% of the Fund's daily net assets on all assets of the Fund over $500 million. The fee provided for hereunder shall be prorated in any month in which this Agreement is not in effect for the entire month.




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IN WITNESS WHEREOF, the parties have executed this Amendment on this 1st day of
November, 1998.

INVESCO GLOBAL HEALTH SCIENCES FUND

Attest:     Glen A. Payne /s/
            Secretary

By:         Mark H. Williamson /s/
            President


INVESCO FUNDS GROUP, INC.

Attest:     Glen A. Payne /s/
            Secretary

By:         Ronald L. Grooms /s/
            Senior Vice President